Panhwar Jet



Panhwar Jet is manufacturing the world's first all-electric affordable luxury aircraft, achieving the longest distance ever covered by any electrical plane, with a propulsion system driven by an innovative onboard power generation system that eliminates the need for heavy batteries.



Progress: 0 %

Funding Raised

$0

Funding Goal

$10,000-$4,000,000

Days Remaining

Closed

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Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description
BUSINESS SUMMARY

Panhwar Jet Introduction:
– Pioneering a transformative era in aviation history by crafting the world's first all-electric, long-range luxury aircraft.
– Catering to a range of sectors, from business and cargo to medical supplies, heralding a paradigm shift in the aerospace industry.

Trailblazers in Aerospace:
– Positioned at the forefront of the trillion-dollar aerospace industry, set to redefine its landscape.
– Fueled by a commitment to revolutionize aviation through our proprietary distributed propulsion system, reshaping conventional norms.
– Addressing the urgent need to combat carbon-intensive fossil-fueled planes, a leading contributor to global warming.

Engineered by Visionaries:
– A dedicated team of accomplished business leaders and top-tier engineers driving the development of all-electric, long-range luxury aircraft.
– Leveraging our proprietary propulsion technology to transcend battery density limitations and conceive innovative solutions.
– Designing the flight control system in-house to ensure seamless integration of all components.

Setting New Records:
– Anticipating a remarkable milestone: our inaugural flight in just six months, poised to break world records.
– Our proprietary distributed propulsion system, boasting an impressive 78% efficiency, elevates flight durations beyond current standards.

Mission: Emission Reduction:
– Panhwar Jet's mission extends to curbing CO2 emissions within aviation through cutting-edge inventions.
– Democratizing access to low-cost private business and cargo jets, empowering a spectrum of business owners.

Efficiency Through Simplicity:
– Electric aircraft streamlined with 6,000 fewer components compared to fossil fuel counterparts, ensuring cost-effective manufacturing and accelerated production.

Charting Tomorrow's Skies:
– Panhwar Jet symbolizes innovation, efficiency, and environmental responsibility as we journey towards the future of flight.

Security Type:

Convertible Note

Valuation Cap

$100000000

Annual Interest Rate

$6.00

Discount Rate

5.00%

Post Money Valuation:

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2024

Minimum Investment Amount:

$0

Charting Tomorrow's Skies:

– Panhwar Jet symbolizes innovation, efficiency, and environmental responsibility as we journey towards the future of flight.

– Join us on this transformative path, combining determination and ingenuity to reshape the essence of aviation.



INDUSTRY OVERVIEW:

In the United States, as of September 20, 2021, the aerospace industry, in conjunction with the defense sector, amassed a significant $874 billion in sales, as reported by the aerospace industry association. The electric aircraft market is poised for substantial growth, with an anticipated Compound Annual Growth Rate (CAGR) exceeding 6% during the forecast period spanning from 2022 to 2027. Research underscores that consumers within this industry prioritize various factors when making their purchasing decisions. At Panhwar Jet, we've tailored our team approach to address these key considerations:

A Mounting Demand for Cleaner and Quieter Aircraft: We've harnessed cutting-edge technology to develop all-electric aircraft that significantly reduce noise and emissions, aligning with environmental concerns.

The Allure of a Lower Cost of Operation: Through meticulous design and our vertically integrated approach, we've crafted an efficient and cost-effective solution that promises enhanced operational efficiency.

Potential for Decreased Time and Expenses with Maintenance: By embracing simplicity in design, our aircraft possess nearly 6,000 fewer components compared to their fossil fuel counterparts, translating to reduced maintenance requirements and costs.

The Appeal of Extended Range Coupled with Comfort: Our focus on long-range luxury travel caters to passengers' preferences, ensuring both comfort and efficiency in each journey.

Optimism Regarding a Cruising Speed of 250 Miles per Hour: Panhwar Jet's team approach has enabled us to develop aircraft capable of achieving this impressive speed, exemplifying our commitment to enhancing travel efficiency.

An Unwavering Focus on Safety: The panhwar Jet team is dedicated to upholding the highest safety standards, ensuring that our aircraft meet and exceed industry requirements. As we align with these priorities, Panhwar Jet is poised to revolutionize the aviation industry by delivering innovative, sustainable, and customer-centric solutions.

Legal: The Company affirms that its promoters have acquired all legally required trademarks and patents. We are in the process of filing a design patent.

Amount:

$0

Target Offering Range:

$10,000-$4,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Business Aircraft (B2B): Catering to the corporate sector's demand for efficient and sustainable travel solutions.

Cargo Air Freight Aircraft (B2B): Tapping into the growing cargo air freight industry projected to exceed $210 billion by 2027, addressing the need for cost-effective and environmentally conscious cargo transport.

Medical Supplies Aircraft (B2B): Meeting the critical demand for swift and reliable transportation of medical supplies. In alignment with these demographics, it's noteworthy that Precedence Research predicts the Global Electric Aircraft market size to reach US$ 39.61 billion by 2030.

Our Revenue Streams encompass:

Business Aircraft (B2B): Providing corporate entities with an innovative and efficient mode of travel.

Cargo Air Freight Aircraft (B2B): Fulfilling the cargo transport requirements of various industries.

Medical Supplies Aircraft (B2B): Facilitating the rapid and secure delivery of vital medical resources. To bolster our sales efforts, the Company will employ the following promotional strategies:

Hire Marketing Agency: Engaging the expertise of a marketing agency to amplify our reach and enhance our brand visibility.

Brand Awareness Campaigns: Launching campaigns designed to create awareness and communicate the value proposition of our electric aircraft solutions.

Aircraft Conventions and Roadshows: Participating in industry events, conventions, and roadshows to showcase our innovative offerings and foster valuable connections within the aviation sector. Through these strategic approaches, we aim to establish a strong market presence, foster partnerships, and propel the adoption of our cutting-edge electric aircraft across diverse sectors.

Pricing Strategy

The Company has completed a thorough analysis of its competitors' pricing. Keeping in mind our competition's pricing and the costs of customer acquisition, we have decided on the following pricing strategy: Despite Fossil fuel aircraft having limited range and over $800 hourly operating cost, the Piper M600/SLS is priced at 3.5 million, and the TBM 940 by Daher at 4.3 million. Considering this, we propose an initial aircraft price of $4 million, coupled with a minimal $25/hr operating cost.

Situation Analysis:

Strengths

We have invented green technology which generates power onboard using wind energy and lets our aircraft fly faster, longer, and almost eliminates dependency on heavy batteries.

Weaknesses

We need smart capital to acquire the best talents and machinery to speed up the operations to meet the growing demands of aviation.

Opportunities

Opportunity to invest Pre-IPO company with a startup valuation

1. High rate of return for early investors

2. IPO within three years means quick exit for investors

3. Multiple revenue streams

4. Low manufacturing cost and high profit margins

Threats

A delay in raising funds will impact the potential growth opportunity of the company in a shorter period.

Competition

In the aerospace industry, customers make choices based upon

1. Growing need for cleaner and quieter aircraft

2. Low cost of operation

3. Less time & money required to maintain *(almost 6,000 parts less compared to fossil fuel counterparts)*

4. Long-range and comfortable

5. Optimism speed of 250 miles/hr.

6. Safety

All other electric aircraft manufacturers are waiting for another 10 years for battery technology to improve to fly as they cannot fly an inch off the ground due to heavy batteries. In simple words, we can start mass manufacturing by the end of 2026 whereas our competitors cannot start mass manufacturing for another 10 years.

The primary competitors for the business are the following fossil fuel counterparts:

1. TBM 940 by Daher

2. Piper M600/SLS

BUSINESS GOALS & OBJECTIVES

Short Term Plan

1. Manufacture first prototype and take a first test flight

2. Break Several World Records

3. Partnership with strategic partners like UPS, FedEx, DHL, Uber, McKesson Etc.

4. Take pre-orders

Long Term Plan

1. Obtain FAA certification

2. Achieve IPO

3. Initiate production

4. Manufacture 100 planes in 4th year

5. Expand globally

Foot Note: The above-mentioned short term & long-term plans may change due to economic factors, capital investment, changes in management, etc.

Problem

1. Expensive to operate, maintain & manufacture

2. Polluting environment

3. Fewer Profit Margin (3.5% – 10%)

4. Zero Comfort and Noisy


Problem
1
High Operational Costs
This results in significant operation, maintenance, and production expenses.
2
Environmental Degradation
Contributes to pollution and negatively impacts the environment.
3
Limited Profit Margins
The profitability is relatively low, varying between 3.5% to 10%.
4
Unpleasant Comfort
Lacks comfort and is characterized by noise.

Solution

✓ ECO friendly and sustainable

✓ Lower Cost to operate, maintain & manufacture

✓ High Profit margin

✓ Extremely Comfortable & Quiet


Solution
01
Ecological Awareness
Offers an ecologically friendly and sustainable alternative.
02
Cost Efficiency
Drastically reduces operating, maintenance, and manufacturing expenses.
03
Robust Profitability
Generates substantial profit margins.
04
Unmatched Comfort
Provides exceptional comfort while maintaining a peaceful and quiet environment.

Business Model

Business Jet:

– Long-Range Luxury

– Affordable Aircraft

– Market Size: $41B

Cargo:

– Fast, Low Operating

– Cost & Higher Payload

– Market Size: $210B

Medical:

– Urgent, Reliable & Safe

– Transport of Supplies

– Market Size: $5.3B



Traction & Customers

1. May 2022 Aircraft design completed



2. Dec 2022 Panhwar Proprietary Propulsion System Ready



3. March 2023 Finished CFD for Manufacturing



4. Utah Business Magazine, dubbed Panhwar Jet the "next big thing" in the aerospace sector



5. World's Leader Magazine, nominated Panhwar Jet CEO & Co-Founder as one of the world's most influential CEOs in aerospace.





WORLD'S LEADERS
www.worldsleaders.com
Vol. 03 | Issue 01 | MARCH 2023
World's Influential Women in
AEROSPACE & AVIATION
Industry,
2023
WOMEN'S DAY
Embracing Women's Leadership
Challenges Breed the Most Effective Leaders
Ayisha
co-founder & CEO
Panhwar

Panhwar Jet Milestones
Aircraft design completed
MAY 2022
Finished CFD for Manufacturing
MAR 2023
Prototype Manufacturing to be completed
OCT 2023
IPO
2024
Finish FAA Certification
Q2 2026
Start Delivery
Q4 2026
21
03
DEC 2022
Panhwar Proprietary Propulsion system ready
MAY 2023
50% Prototype Manufacturing complete
NOV 2023
FAA Experimental Certification
DEC 2023
Take the first flight & Break World Records
Q1 2024
Taking Pre- Orders
2025
Set up Manufacturing



– May 2022: Aircraft design completed.
– Dec 2022: Proprietary propulsion system completed.
– March 2023: Finished CFD for prototype manufacturing.
– May 2023: 50% manufacturing of prototype complete.
– Oct 2023: Prototype manufacturing completes.
– TBD: Acquiring FAA experimental certification.
– Dec 2023: Take the first flight and break several world records in aviation.
– Q1 2024: Potential partnerships with charter & cargo companies; start taking preorders for 100 planes.
– Q2 2026: FAA certification complete.
– 2025: Set up manufacturing facility.
– 2026: Start delivering planes.

Investors

Panhwar Jet has a clean cap table, with the majority of shares firmly owned by the dedicated founding team. We've successfully raised $1.5 million in funds and have meticulously maintained audited reports that transparently detail our spending.

An exceptional aspect of our approach is that our founders have chosen to forgo taking salaries until the company generates revenue, demonstrating our commitment to the long-term success of the venture. As we set our sights on the future, we're excited to announce our upcoming raise of $4 million. This substantial investment will play a pivotal role in propelling our aircraft project into the skies within the next six months.

Terms

Convertible note with $100,000,000.00 valuation cap; 5.00% discount; 6.0% interest.

Type of Security: Convertible Promissory Notes ("Notes").
Maximum Amount: The maximum amount that can be raised is $4,000,000

Valuation Cap: $100,000,000.00
Discount Rate: 95%
Maturity Date: 24 months from the Effective Date.
Interest Rate: 6.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

Below are the market projections:



REVENUE PROJECTION

	2023	2024	2025	2026
Expected Cost	$4M	$10M	$10M	$50M
Raise	$20M	$0	$75M	$0
Revenue	$0	$0	$10M	$100M
Profit/Loss	($4M)	($10M)	$0	$50M

Competition

While some current competition exists, Management believes that Panhwar Jet, Inc.'s products are demographically well-positioned, top-quality, and unique. The expertise of Management, combined with the innovative marketing approach set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Panhwar Jet, Inc.'s business model and produce competing products or services with a similar focus. Likewise, these new competitors could be better capitalized than Panhwar Jet, Inc, giving them a significant advantage. There is the possibility that the competitors could capture a significant market share of Panhwar Jet, Inc.'s intended market.

Panhwar Jet vs Others

	Panhwar Jet	Others
Propulsion System	Designed by Panhwar Jet Engineers 78% Efficient & cost only $100K	Third party Inefficient & Cost up to $1.5M
Aircraft Controls	Developed by Panhwar Jet Engineers	Third party
Landing Gear	Designed by Panhwar Jet Engineers	Third party
Battery Management System	Developed by Panhwar Jet Engineers	Third party
Go to Market	3 Years	10 Years

PANHWAR JET INVESTOR DECK JULY 2023



Ayisha Panhwar
CEO & Co-Founder
Background
19 years of senior management experience in multinational company. Serial entrepreneur with successful exits. Has AI Software background experience.



Nick Panhwar
Chief Engineer & Co-Founder
Background
Experienced in power generation and propulsion system. 20 years of senior management experience. Serial entrepreneur with successful exits. Has Marine Engineering background experience.



Ryan Higgins
Investor & Strategy Advisor
Background
Instrumental in taking a Billion Dollar renewable energy company public on the NYSE by hitting critical milestones within 2 years, by increasing growth by 760%.



Steve Larson
Chief Operations Officer
Background
Steve has 30 years of extensive experience and knowledge in the aviation industry. He led all aviation capability development and sustainment efforts.



Jared Esselman
Aviation Advisor/ Panhwar Test Pilot
Background
Jared was a board member of directors at NCSL & NASAO and passed aviation legislation in 25 states. He was a Director of Aeronautics and is presently Vice President of Aerial Innovation, Utah.



Chad Briggs
Investor & Financial Advisor / Lead Investor
Background
Retired Chief Financial Officer at Bridge Investment Group. Experienced Finance Officer taking company to IPO.

Legal Company Name

Panhwar Jet

Location

**2511 S Redwood Rd
Hangar #35
Woods Cross, Utah 84087**

Number of Employees

19

Incorporation Type

C-Corp

State of Incorporation

Delware

Date Founded

February 11, 2021